BRF S.A.

Publicly Held Company

CNPJ/MF 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON FEBRUARY 28, 2023

1.             DATE, TIME AND PLACE: Meeting held on February 28, 2023, at 2 p.m, at BRF S.A.’s (“Company”) offices, located at Avenida das Nações Unidas, n° 14.401, 24th floor, Chácara Santo Antônio, in the City of São Paulo, State of São Paulo, Zip Code 04730-090.

2.             CALL AND ATTENDANCE: Call duly carried out under the terms of article 21 of the Company's Bylaws, with the presence of the majority of the members of the Board of Directors, namely: Mr. Marcos Antonio Molina dos Santos, Mr. Sergio Agapito Lires Rial, Mrs. Marcia Aparecida Pascoal Marçal dos Santos, Mrs. Flavia Maria Bittencourt, Mrs. Deborah Stern Vieitas, Mr. Augusto Marques da Cruz Filho, Mr. Pedro de Camargo Neto, Mr. Altamir Batista Mateus da Silva and Mr. Eduardo Augusto Rocha Pocetti. Board member Aldo Luiz Mendes was absent.

3.             PRESIDING BOARD: Chairman: Mr. Marcos Antonio Molina dos Santos. Secretary: Mr. Bruno Machado Ferla.

4.             AGENDA: (i) Approval of the increase in credit limit with Banco do Brasil S.A.

5.             DELIBERAÇÕES: The members of the Board of Directors approved, by unanimous vote of those present and without any reservations, reservations or restrictions, approved the drawing up of the present minutes in summary form and deliberated, after examining and discussing the matters on the Agenda, as follows:

(i)              Approval of the increase in credit limit with Banco do Brasil S.A.: The present members of the Board of Directors, after the assessment of the Finance and Risk Management Committee, unanimously approved the increase of the credit limit with Banco do Brasil S. A, from R$ 600,000,000.00 (six hundred million reais) to R$ 1,000,000,000.00 (one billion reais), as well as the signature of its formalization instruments

6.             DOCUMENTS FILED AT THE COMPANY: The documents analyzed by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office.

Extract of the Minutes of the Meeting of the Board of Directors held on February 28, 2023.

BRF S.A.

Publicly Held Company

CNPJ/MF 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

7.             CLOSURE: There being no other matters to be discussed, the meeting was closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in the Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, February 28, 2023.

Bruno Machado Ferla

Secretary

Extract of the Minutes of the Meeting of the Board of Directors held on February 28, 2023.